UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Exokinetics, Inc.

Legal status of issuer

       Form
       c-corp

       Jurisdiction of Incorporation/Organization
       Delaware, United States

       Date of organization
       July 12, 2016

Physical address of issuer
19 Hagerty Boulevard, Unit 15, West Chester, PA 19382

Website of issuer
https://gozeen.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series B Preferred Stock

Target number of Securities to be offered
20,727

Price (or method for determining price)
$1.206208

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
March 18, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,458,483	$3,667,223
Cash & Cash Equivalents	$594,820	$2,894,127
Accounts Receivable	$0	$0
Short-term Debt	$107,749	$49,534
Long-term Debt	$1,164,761	111,249
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$ (2,262,253)	$ (1,628,356)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 16, 2022

Exokinetics, Inc.



Up to $5,000,000 of Preferred Equity

Exokinetics, Inc., ("Exokinetics", "Zeen", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Series B Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 18, 2023 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,900,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 3, 2023 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is [$1,000] per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://gozeen.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/exokinetics

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Exokinetics, Inc., Inc. ("the Company") is a Delaware c-corp, incorporated on July 12, 2016.

The Company is located at 19 Hagerty Boulevard, Unit 15, West Chester, PA 19382.

The Company's website is https://gozeen.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://seedinvest.com/exokinetics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series B Preferred Stock being offered	$25,000
Maximum amount of Series B Preferred Stock	$5,000,000
Purchase price per Security	$1.206208
Minimum investment amount per investor	$1,000
Offering deadline	March 18, 2023
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 12, 13, 14 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be at risk for supply chain disruption since they source parts overseas.

The Company has entered into two loan agreements with the Company's largest shareholder.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company has outstanding liabilities. The Company owes SLMC Finance Corporation $1,000,000 due on the earlier of (i) December 7, 2023, or (ii) after the occurrence of an Event of Default. The Company owes SLMC Finance corporation an additional $700,000 due on the earlier of (i) June 17, 2023, or (ii) after the occurrence of an Event of Default.

In June 2022, the Company obtained a second loan from one of its shareholders in the amount of $700,000. The loans interest at 8% per annum and matures one year from the date the note was issued.

The bad actor check uncovered negative news on a company affiliate. A company director was formally involved in a lawsuit with a former company. However, this finding is not disqualifying and he serves as CEO of a meaningful publicly traded company.

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. The company plans to raise approximately $1,000,000 of off-platform investments from non-affiliates completed after the determination of the escrow target, and these may be counted towards that escrow target.

The Accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,262,253, an operating cash flow loss of $2,396,252, and liquid assets in cash of $594,820, which less than a year's worth of cash reserves as of December 31, 2021.These factors normally raise doubt about theCompany's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

On December 7, 2021, the Company entered into bridge loan in the amount of $1,000,000 with one of its shareholders. The loan bears interest of 10% per annum; provided, however, that in the event of the closing of a change of control (as defined in the agreement), the aggregate amount of interest accrued under this note since the issuance hereof shall be deemed to be not less than hundred fifty thousand dollars ($150,000). All unpaid principal, together with the balance of any unpaid interest, shall be due and payable on demand at any time after two years from the date of issuance of this loan, or an event of default (as defined in the agreement).

As of January 1, 2020, the Company had a loan with a shareholding in the amount of $183,195. During the year ended December 31, 2020, this loan was repaid in full.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company has not filed a Form D for its Seed offering in February 2017 and Series A offering in February 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market the company is entering is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Garrett Brown, Ryan Meers, Eric Golden, and Jane Rosch. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The company is offering preferred equity which poses unique risks. Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold. However, while preferred equity holders will be compensated before common stockholders in the event of bankruptcy, they do not receive preference over creditors and bondholders. In addition, certain classes of preferred equity may not have any voting rights.

Risks Related to the Securities

The Series B Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series B Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series B Preferred Stock. Because the Series B Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series B Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series B Preferred Stock may also adversely affect the price that you might be able to obtain for the Series B Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 67.95% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series B Preferred Stock may be subject to dilution. Purchasers of Series B Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series B Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series B Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series B Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series B Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

One-in-seven of us are at risk of losing mobility due to a number of causes including illness, age or injury. Mobility loss erodes independence, restricts daily activities, and can bring on health complications ranging from infections to depression.

Over 47,000 Americans are treated each year for falls while using a walker or cane. And the ability to stand comfortably and safely -- something few mobility aids can offer -- has been found to be beneficial for cardiac, circulatory, muscular, digestive, and even psychological fitness as one can remain eye-to-eye in social situations.

Hall-of-Fame inventor Garrett Brown – father of the Steadicam and Skycam, which revolutionized moviemaking and sports broadcasting – watched his own parents struggle with walkers (described as "slow", "in-the-way", "not cool") and wheelchairs ("a one-way ticket to not walking") and knew something serious was missing.

In 2015, Brown and partners founded Exokinetics, Inc. to pursue their vision for mobility technology: weightless transition between seated and standing, safe strolling and coasting, sociable relaxing in 'barstool mode', and hands-free access for lifestyle tasks.

A unique invention, the Zeen® uses proprietary technology to help users get up-and-about and moving with confidence.

Business Plan

After six years of development, the lightweight, folding Zeen began shipping to customers in March 2022. Users have described it as "life-changing", "unlike anything I have ever experienced", and simply a "better way of life." Demand from initial marketing efforts has outpaced the company's manufacturing capacity.

Future products planned by Exokinetics include pediatric Zeens and unique devices for patient-lifting and transport.

Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.03% of the proceeds, or $152,500, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.7% of the proceeds, or 385,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Closing Amount Raised	% if Maximum Amount Raised
Inventory	41%	38%
Payroll & Planned Hires	30%	27%

Sales & Marketing	14%	12%
Product Development	1%	2%
General Operations	14%	12%
Loan Repayment	0%	9%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Garrett Brown	CO-FOUNDER & CEO	Overall management of company mission, strategy and product development; supervision of management team
Ryan Meers	COO	Management of engineering, production, and business operations
Eric Golden	CHAIRMAN OF THE BOARD	Management of board and CEO; participation in strategic planning and general executive management
Jane Rosch	OPERATIONS	Management of finance and administration as well as operational support

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	10,000,000	Yes	N/A	48.25%	N/A
2016 Stock Plan	1,488,970	Only if Exercised	N/A	5.39%	See COI

Preferred Stock	9,237,126	Yes	N/A	45.43%	See COI

The Company has the following debt outstanding:

During the course of business, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms is as follows:

Construction Loan
On June 1, 2019, in connection with the leasing of their facilities, the Company entered into a construction loan as part of the leasehold improvements for the space. The loan carried an interest rate of 7% per annum and has a maturity date of June 1, 2021. As of December 31, 2020, the loan balance was $27,279. The principal and all interest on the loan was paid off on June 1, 2021.

SBA PPP Loans
The Company received their first SBA PPP loan in the amount of $53,410, on May 20, 2020, with an interest rate of 1.0%. The principal and accrued interest on this loan was forgiven on June 10, 2021.
The Company received their second SBA PPP Loan in the amount of $57,012, on May 8, 2021, with an interest rate of 1.0%. This loan as been categorized as non-current and reported as part of loans payable. On February 2, 2022, the Company received notification that this loan, plus any accrued interest, was forgiven.

Bridge Loan with Shareholder
On December 7, 2021, the Company entered into a bridge loan in the amount of $1,000,000 with one of its shareholders. The loan bears interest of 10% per annum; provided, however, that in the event of the closing of a change of control (as defined in the agreement), the aggregate amount of interest accrued under this note since the issuance hereof shall be deemed to be not less than one hundred fifty thousand dollars ($150,000). All unpaid principal, together with the balance of any unpaid interest, shall be due and payable on demand at any time after two years from the date of issuance of this loan, or an event of default (as defined in the agreement).

Other Shareholder Loans
As of January 1, 2020, the Company had a loan with a shareholding in the amount of $183,195. During the year ended December 31, 2020, this loan was repaid in full.

Ownership
A majority of the Company is owned by Garrett Brown and SLMC Finance Corporation.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Garrett Brown	Common Stock	26.05%
SLMC Finance Corporation	Preferred Stock	41.46%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Exokinetics, Inc., ("the Company") was incorporated on July 12, 2016 under the laws of the State of Delaware, and is headquartered in 19 Hagerty Boulevard, Unit 15, West Chester, PA 19382.

Exokinetics Inc. was founded on July 12, 2016, in the state of Delaware. The financial statements of Exokinetics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Chester, Pennsylvania.

Exokinetics Inc. is the maker of the Zeen mobility device developed to restore quality of life and enjoyment for mobility- challenged people.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $243,873.85 cash on hand as of August 31, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $25,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	February 28, 2017	Regulation D	Preferred Equity	$1,950,000	Continuing working capital
Series A	February 6, 2019	Regulation D	Preferred Equity	$6,000,000	Continuing working capital

[All issued Convertible Notes have been converted into Series B Preferred Stock.]

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series B Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,900,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series B Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series B Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series B Preferred Stock in this offering.

For the Offerings, investors who invest $50,000 or greater will be considered "Major Investors" under the Series B Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the

Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
Yes, Series Seed and Series A preferred stock.

Series B Preferred Stock

Dividend Rights
Holders of Series B Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series B Preferred Stock is outstanding, holders of Series B Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series B Preferred Stock voting as a separate class. These matters include any vote to:

- amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the rights, preferences or privileges of the Preferred Stock;
- repurchase or redeem (or permit any subsidiary to repurchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, or (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at either the original purchase price or the then-current fair market value thereof;
- at any time after the Series B Original Issue Date, issue Additional Shares of Common Stock or other equity securities without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue; or
- liquidate, dissolve or wind up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing.

The Series B Preferred holders, together with holders of common stock, may designate two people to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series B Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series B Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series B Preferred Stock Investment Agreement
Under the Series B Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series B Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is a right of first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series B Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series B Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series B Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series B Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/

_____
(Signature)

Garrett Brown

_____
(Name)

CEO & Co-Founder

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

_____
(Signature)

Garrett Brown

_____
(Name)

CEO & Co-Founder

_____
(Title)

September 16, 2022

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

EXOKINETICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021, AND 2020

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Exokinetics, Inc.
West Chester, Pennsylvania

Opinion

We have audited the financial statements of Exokinetics, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Exokinetics, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Exokinetics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about Exokinetics, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Exokinetics, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, which raise substantial doubt about Exokinetics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 19, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 594,820	$ 2,894,127
Inventories	372,868	-
Prepaids and other current assets	6,850	850
Total current assets	974,538	2,894,977
Property and equipment, net	846,618	153,087
Intangible assets	631,044	612,876
Security deposit	6,283	6,283
Total assets	$ 2,458,483	$ 3,667,223
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 73,839	$ 16,333
Credit cards	14,532	22,510
Other current liabilities	19,378	10,691
Total current liabilities	107,749	49,534
Loans payable	1,057,012	61,715
Total liabilities	1,164,761	111,249
SHAREHOLDERS' EQUITY		
Common Stock	1,065	1,065
Preferred Stock	924	924
Additional paid-in capital	8,017,964	8,017,964
Equity issuance cost	-	-
Retained earnings/(Accumulated Deficit)	(6,726,231)	(4,463,979)
Total members' equity	1,293,722	3,555,974
Total liabilities and members' equity	$ 2,458,483	$ 3,667,223

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ -
Operating expenses		
General and administrative	1,370,035	1,041,155
Research and development	304,913	513,853
Sales and marketing	634,166	73,591
Total operating expenses	2,309,114	1,628,599
Operating income/(loss)	(2,309,114)	(1,628,599)
Interest expense	6,721	1,308
Interest income	(172)	(1,551)
Other loss/(Income)	(53,410)	-
Income/(Loss) before provision for income taxes	(2,262,253)	(1,628,356)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (2,262,253)	$ (1,628,356)

See accompanying notes to the financial statements

(in , $US)	Equity Issuance Costs	Common Stock Shares	Common Stock Value	Preferred Stock Shares	Preferred Stock Value	Additional Paid-in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
As of July 12, 2016	$ -	-	$ -			$ -	$ -	$ -
Issuance of stock		10,647,000	1,065	9,237,126	924	8,017,964	-	8,019,953
Retained earnings 2016-2019							(2,835,622.00)	(2,835,622)
Balance as of December 31, 2019	**$ -**	**10,647,000**	**$ 1,065**	**9,237,126**	**$ 924**	**$ 8,017,964**	**$ (2,835,622)**	**$ 5,184,331**
Net loss	-	-	-			-	(1,628,356)	(1,628,356)
Balance as of December 31, 2020	**$ -**	**10,647,000**	**$ 1,065**	**9,237,126**	**$ 924**	**$ 8,017,964**	**$ (4,463,978)**	**$ 3,555,975**
Net loss	-	-	-			-	(2,262,253)	(2,262,253)
Balance as of December 31, 2021	**$ -**	**10,647,000**	**$ 1,065**	**9,237,126**	**$ 924**	**$ 8,017,964**	**$ (6,726,231)**	**$ 1,293,722**

See accompanying notes to the financial statements

As of December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,262,253)	$ (1,628,356)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	85,459	27,895
Amortization of intangible assets	47,786	37,864
Forgiveness of debt	53,410	-
Changes in operating assets and liabilities:		
Inventories	(372,868)	-
Prepaids and other current assets	(6,000)	59,970
Accounts payable	57,506	16,333
Credit Cards	(7,978)	13,554
Other current liabilities	8,687	(822)
Net cash provided/(used) by operating activities	**(2,396,252)**	**(1,473,561)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(789,130)	(35,050)
Intangible assets	(65,953)	(83,429)
Net cash provided/(used) in investing activities	**(855,083)**	**(118,479)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings (payments) on loans, net	952,028	(148,759)
Net cash provided/(used) by financing activities	**952,028**	**(148,759)**
Change in cash	(2,299,307)	(1,740,799)
Cash—beginning of year	2,894,127	4,634,926
Cash—end of year	**$ 594,820**	**$ 2,894,127**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 6,721	$ 1,308
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Capital leases	$ -	$ -

See accompanying notes to the financial statements.

1.   NATURE OF OPERATIONS

Exokinetics Inc. was founded on July 12, 2016, in the state of Delaware. The financial statements of Exokinetics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Chester, Pennsylvania.

Exokinetics Inc. is the maker of the Zeen mobility device developed to restore quality of life and enjoyment for mobility-challenged people.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $250,101 and $2,055,728, respectively.

Account Receivables and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, shipping and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers equipment and software	5 years
Furniture & fixtures	5 years
Tooling & equipment	5 - 7 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its intellectual properties including fees in connection with internally developed intellectual properties. The entire intangible assets will be amortized over the expected period to be benefitted, may be as long as fifteen years.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Exokinetics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

Income is principally comprised of revenues earned by the Company as part of the sale of its art sculpture.

Cost of Goods Sold

Costs of goods sold include the cost of products sold, distribution services, and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $1,881 and $2,587, respectively, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, which requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Components	$ 372,868	$ -

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Pre-Paid Taxes	$ 6,850	$ 850

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Decembe 31,	2021	2020
Computers, eqipment and software	$ 34,169	$ 17,686
Furniture & fixtures	4,800	4,800
Tooling & equipment	842,947	80,440
Leasehold improvements	84,927	84,927
Total cost	966,843	187,853
Accumulated depreciation	(120,225)	(34,766)
Property & equipment, net	$ 846,618	$ 153,087

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $85,459 and $27,895, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of December 31,	2021	2020
Startup costs	$ 3,253	$ 3,253
Intellectual property	245,500	245,500
Patents	501,010	435,057
Intangibles at cost	749,763	683,810
Accumulated Amortization	(118,719)	(70,934)
	$ 631,044	$612,876

Amortization expenses for the fiscal year ended December 31, 2021, and 2020 were in the amount of $47,786 and $37,864, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of

Year	Amount
2022	$ 49,984
2023	49,984
2024	49,984
2025	49,984
2026	49,984
Thereafter	381,124
Total	**$ 631,044**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock with a par value $0.0001. As of December 31, 2021, and December 31, 2020, 10,647,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 9,584,556 shares of Preferred Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 9,237,126 shares have been issued and are outstanding.

8.   DEBT

During the course of business, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms is as follows:

Construction Loan

On June 1, 2019, in connection with the leasing of their facilities, the Company entered into a construction loan as part of the leasehold improvements for the space. The loan carried an interest rate of 7% per annum and has a maturity date of June 1, 2021. As of December 31, 2020, the loan balance was $27,279. The principal and all interest on the loan was paid off on June 1, 2021.

SBA PPP Loans

The Company received their first SBA PPP loan in the amount of $53,410, on May 20, 2020, with an interest rate of 1.0%. The principal and accrued interest on this loan was forgiven on June 10, 2021.

The Company received their second SBA PPP Loan in the amount of $57,012, on May 8, 2021, with an interest rate of 1.0%. This loan as been categorized as non-current and reported as part of loans payable. On February 2, 2022, the Company received notification that this loan, plus any accrued interest, was forgiven.

Bridge Loan with Shareholder

On December 7, 2021, the Company entered into bridge loan in the amount of $1,000,000 with one of its shareholders. The loan bears interest of 10% per annum; provided, however, that in the event of the closing of a change of control (as defined in the agreement), the aggregate amount of interest accrued under this note since the issuance hereof shall be deemed to be not less than one hundred fifty thousand dollars ($150,000). All unpaid principal, together with the balance of any unpaid interest, shall be due and payable on demand at any time after two years from the date of issuance of this loan, or an event of default (as defined in the agreement).

Other Shareholder Loans

As of January 1, 2020, the Company had a loan with a shareholding in the amount of $183,195. During the year ended December 31, 2020, this loan was repaid in full.

9.   SHAREBASED COMPENSATION

The Company's 2016 Stock Plan (the "Plan") provides both for the direct award or sale of common stock and for the grant of options to purchase common stock. Options granted under the Plan may be incentive stock option ("ISOs") intended to qualify under Internal Revenue Code Section 422 or nonqualified stock options ("NSOs"), which do not qualify as ISOs as described in Code Section 422(b) or 423(b).

Only employees, outside directors, and consultants shall be eligible for the grant of NSOs or the direct award or sale of shares. Only Employees shall be eligible for the grant of ISOs.

A total of 1,488,970 shares have been authorized for issuance under this Plan. Shares offered under the Plan may be authorized but unissued shares or treasury shares. As of December 31, 2021, and 2020, 647,000 stock options have been issued and exercised.

Any right to purchase shares under the Plan (other than an Option) shall automatically expire if not exercised by the Purchaser within thirty days (or such other period as may be specified in the award agreement) after the grant of such right was communicated to the purchaser by the Company. Such right is not transferable and may be exercised only by the purchaser to whom such right was granted.

The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith. The granting of shares and exercise price must be approved by the Company's board of directors. All shares from the plan to date have been restricted stock grants or awards, and in general, shares vest over a period of approximately three to four years. As of December 31, 2021, all shares were vested and exercised to purchase Common Stock.

10.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net operating loss	(701,072)	(504,628)
Valuation allowance	701,072	504,628
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	(2,084,459)	(1,383,387)
Valuation Allowance	2,084,459	1,383,387
Total Deferred Tax Asset	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,726,232 and the Company had state net operating loss ("NOL") carryforwards of approximately $6,726,323. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11.   RELATED PARTY

On December 7, 2021, the Company entered into a bridge loan in the amount of $1,000,000 with one of its shareholders. The loan bears interest of 10% per annum; provided, however, that in the event of the closing of a change of control (as defined in the agreement), the aggregate amount of interest accrued under this note since the issuance hereof shall be deemed to be not less than one hundred fifty thousand dollars ($150,000). All unpaid principal, together with the balance of any unpaid interest, shall be due and payable on demand at any time after two years from the date of issuance of this loan, or an event of default (as defined in the agreement).

As of January 1, 2020, the Company had a loan with a shareholding in the amount of $183,195. During the year ended December 31, 2020, this loan was repaid in full.

12.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect as of December 31, 2021, are as follows:

Year	Amount
2022	$ 68,186
2023	70,232
2024	-
2025	-
2026	-
Thereafter	-
Total	**$ 138,418**

Rent expenses were in the amount of $82,467 and $77,796 for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 19, 2022, which is the date the financial statements were available to be issued.

On February 2, 2022, the Company received notification that second SBA PPP loan in the amount of $57,012, plus any accrued interest, was forgiven.

On March 29, 2022, the Company began commercializing their products, and started to recognize revenues.

On June 17, 2022, the Company obtained a second loan from one of its shareholders in the amount of $700,000. The loans interest at 8% per annum and matures one year from the date the note was issued.

The Company has engaged SI Securities, LLC ("SeedInvest") as placement agent in connection with its Series B Preferred Stock financing. The Company's target raise for the Series B financing is $4 million.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,262,253, an operating cash flow loss of $2,396,252, and liquid assets in cash of $594,820, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


zeen
REDISCOVER JOY
A new mobility device for those battling age, injury and disease, Zeen® enjoyably bridges sitting, standing, walking and coasting.
The Zeen is a comfortable chair that lifts you up to a standing position and becomes a fast, safe way to move around, or lets you relax at a sociable height.
www.gozeen.com
By Exokinetics, Inc
Zeen Features Overview:
https://vimeo.com/626802692

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Zeen by Exokinetics Inc.

Innovative mobility devices for those facing restrictions due to age or disability

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Disclaimers

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

2 Rediscover Joy



Zeen by Exokinetics Inc. is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
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Company Highlights

- Founded by Garrett Brown, famous inventor of the Steadicam, Skycam and other industry-transforming inventions; and inductee into the National Inventors Hall of Fame
- Investors include strategic investor Select Medical and Founders Fund
- Patented, differentiated technology allowing users to sit, stand, move and rest all while supported
- Case studies and testimonials from users have describe the Zeen as "life-changing" and a "better way of life"
- Portfolio of one issued and four pending patents managed by founder Garrett Brown, an experienced inventor with over 100 issued patents worldwide

Fundraise Highlights

- Total Round Size: US $4,000,000
- Raise Description: Series B
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $25,000,000
- Target Minimum Raise Amount: US $2,000,000
- Offering Type: Side by Side Offering

Zeen by Exokinetics Inc. offers freedom, independence and confidence to people suffering from mobility loss, allowing users to sit, rise-up and move, while continuously being supported and without requiring motors.

One-in-seven of us are at risk of losing mobility due to a number of causes including illness, age or injury. Mobility loss erodes independence, restricts daily activities, and can bring on health complications ranging from infections to depression.

Over 47,000 Americans are treated each year for falls while using a walker or cane. And the ability to stand comfortably and safely -- something few mobility aids can offer -- has been found to be beneficial for cardiac, circulatory, muscular, digestive, and even psychological fitness as one can remain eye-to-eye in social situations.

Hall-of-Fame inventor Garrett Brown – father of the Steadicam and Skycam, which revolutionized moviemaking and sports broadcasting – watched his own parents struggle with walkers (described as "slow", "in-the-way", "not cool") and wheelchairs ("a one-way ticket to not walking") and knew something serious was missing.

In 2015, Brown and partners founded Exokinetics, Inc. to pursue their vision for mobility technology: weightless transition between seated and standing, safe strolling and coasting, sociable relaxing in 'barstool mode', and hands-free access for lifestyle tasks.

A unique invention, the Zeen® uses proprietary technology to help users get up-and-about and moving with confidence.

After six years of development, the lightweight, folding Zeen began shipping to customers in March 2022. Users have described it as **"life-changing", "unlike anything I have ever experienced", and simply a "better way of life."** Demand from initial marketing efforts has outpaced the company's manufacturing capacity.

Future products planned by Exokinetics include pediatric Zeens and unique devices for patient-lifting and transport.

Gallery



 **Zeen Feature Overview w/ Disclaimer**
Zeen

01:07



Public Overview Video.

Media Mentions

Bloomberg   **uspto**   **Technically** Better cities through technology

The Team

Founders and Officers

 **Garrett Brown**
CO-FOUNDER & CEO



Garrett Brown's inventions have transformed how many humans interact with objects and their environments. His invention of the Steadicam revolutionized the movie and TV industry, allowing camera operators to walk or run with heavy cameras without vibration or stress. His Skycam, Flycam, and Divecam (among others) transformed broadcast TV, allowing cameras to float over NFL games, the Olympics and other live events, capturing unprecedented action shots.

The zeroG arm transformed heavy industry by allowing workers to maneuver tools and other heavy objects as if they were near-weightless, reducing injuries and increasing productivity. This technology is still used today by many major aviation and automotive companies, as well as the U.S. military.

The X-Ar arm, commercialized by Talem Technologies, helps kids battling Muscular Dystrophy and other diseases to regain daily arm function.

For his innovations, Garrett has been recognized with three Oscars, an Emmy Lifetime Achievement Award, a Wall Street Journal Technology Innovation Award, and he was inducted into the National Inventors Hall of Fame in 2013, among other honors.



Ryan Meers
COO

Ryan leads the engineering and operations efforts at Exokinetics with a strong background in product development for early-stage companies. With over 18 years of experience, Ryan brings a wealth of design and engineering expertise related to innovative medical, consumer and industrial products.



Eric Golden
CHAIRMAN OF THE BOARD

An experienced entrepreneur in the field of assistive technology, Eric served as CEO of exoskeletal arm technology pioneer Equipois and as board member of arm-support-developer Talem Technologies. He is currently Managing Director of Fluential Partners, financial advisor to Exokinetics.



Jane Rosch
OPERATIONS

Jane handles administration and operations for Exokinetics, a role she has played for a range of startups and small businesses, including as an early producer of the TED Conference. She also serves as the executive producer of EG, an event that gathers leading innovators in every field.

Key Team Members

 **Dillon Jenkins**    **Daniel Lefebvre**

Notable Advisors & Investors

 **Select Medical**    **Founders Fund**    **Petra Rose**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series B
Round size:	US $4,000,000
Minimum investment:	US $1,000
Target Minimum:	US $2,000,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $1.20620831
Pre-Money valuation:	US $25,000,000
Option pool:	5.39%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Offline Investments	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Closing conditions:	While Exokinetics has set an overall target minimum of US $2,000,000 for the round, Exokinetics must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Exokinetics's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● Inventory   ● Payroll & Planned Hires   ● Inventory   ● Payroll & Planned Hires

● Sales & Marketing   ● Product Development   ● Sales & Marketing   ● Product Development

● General Operations   ● General Operations   ● Loan Repayment

Investor Perks

$5,000-$24,999 —10% discount on a Zeen with free shipping

$25,000-$49,999 — 30% discount on a Zeen, free shipping, free car-lifter + cupholder

$50,000-$249,999 — Free autographed black Zeen, free shipping, free car-lifter, travel case + cupholder, video factory tour with Garrett Brown

$250,000+ — Free Zeen of any custom color, free shipping, free car-lifter, travel case + cupholder, plus in-person factory tour and lunch with Garrett Brown – or Zoom get-together and tutorial

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Zeen by Exokinetics Inc.'s prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $1,950,000
Closed Date	Feb 28, 2017
Security Type	Preferred Equity
Pre-Money valuation	US $6,250,000

Series A	
Round Size	US $6,000,000
Closed Date	Feb 6, 2019
Security Type	Preferred Equity
Pre-Money valuation	US $16,000,000

Market Landscape



Demand for mobility devices is expected to grow at 7% CAGR from 2019 to 2027 to reach a value of $18B by the end of 2027. Numbers shown are $millions.

As one-in-seven people worldwide risk losing mobility due to age, illness or injury, there exists a substantial need for assistive technology. **Over 17 million Americans** currently suffer from significant mobility loss -- 7.1% of the adult population -- and 6.8 million Americans already use assistive devices for mobility.

The aggregate disposable income of disabled Americans exceeds **$500 billion annually.** The North American wheelchair market size was valued at $943.1 million in 2020 and is expected to grow at a compound annual growth rate (CAGR) of 7.9% from 2021 to 2028.

Devices such as walkers, rollators and wheelchairs are in common use, but they either support users passively as they are seated or provide leaning support while standing. Standing supports tend to put the user in an unnatural walking position, slow users them down compared to the normal walking gait, and can be prone to falls.

Risks and Disclosures

The Company may be at risk for supply chain disruption since they source parts overseas.

The Company has entered into two loan agreements with the Company's largest shareholder.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company has outstanding liabilities. The Company owes SLMC Finance Corporation $1,000,000 due on the earlier of (i) December 7, 2023, or (ii) after the occurrence of an Event of Default. The Company owes SLMC Finance corporation an additional $700,000 due on the earlier of (i) June 17, 2023, or (ii) after the occurrence of an Event of Default.

In June 2022, the Company obtained a second loan from one of its shareholders in the amount of $700,000. The loans interest at 8% per annum and matures one year from the date the note was issued.

The bad actor check uncovered negative news on a company affiliate. A company director was formally involved in a lawsuit with a former company. However, this finding is not disqualifying and he serves as CEO of a meaningful publicly traded company.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

The Accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,262,253, an operating cash flow loss of $2,396,252, and liquid assets in cash of $594,820, which less than a year's worth of cash reserves as of December 31, 2021.These factors normally raise doubt about theCompany's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

On December 7, 2021, the Company entered into bridge loan in the amount of $1,000,000 with one of its shareholders. The loan bears interest of 10% per annum; provided, however, that in the event of the closing of a change of control (as defined in the agreement), the aggregate amount of interest accrued under this note since the issuance hereof shall be deemed to be not less than hundred fifty thousand dollars ($150,000). All unpaid principal, together with the balance of any unpaid interest, shall be due and payable on demand at any time after two years from the date of issuance of this loan, or an event of default (as defined in the agreement).

As of January 1, 2020, the Company had a loan with a shareholding in the amount of $183,195. During the year ended December 31, 2020, this loan was repaid in full.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company has not filed a Form D for its Seed offering in February 2017 and Series A offering in February 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market the company is entering is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Garrett Brown, Ryan Meers, Eric Golden, and Jane Rosch. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The company is offering preferred equity which poses unique risks. *Preferred equity* is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold. However, while preferred equity holders will be compensated before common stockholders in the event of bankruptcy, they do not receive preference over creditors and bondholders. In addition, certain classes of preferred equity may not have any voting rights.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ ▢ Financials (2 files)	Sep 16, 2022	Folder
⟩ ▢ Fundraising Round (1 file)	Sep 16, 2022	Folder
⟩ ▢ Investor Agreements (1 file)	Sep 16, 2022	Folder
⟩ ▢ Miscellaneous (4 files)	Sep 16, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Zeen by Exokinetics Inc.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Zeen by Exokinetics Inc.. Once Zeen by Exokinetics Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Zeen by Exokinetics Inc. in exchange for your securities. At that point, you will be a proud owner in Zeen by Exokinetics Inc..

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Zeen by Exokinetics Inc. has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Zeen by Exokinetics Inc. does not plan to list these securities on a national exchange or another secondary market. At some point Zeen by Exokinetics Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Zeen by Exokinetics Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Zeen by Exokinetics Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Zeen by Exokinetics Inc.'s Form C. The Form C includes important details about Zeen by Exokinetics Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



REDISCOVER JOY

A new mobility device for those battling age, injury and disease, Zeen® enjoyably bridges sitting, standing, walking and coasting.

The Zeen is a comfortable chair that lifts you up to a standing position and becomes a fast, safe way to move around, or lets you relax at a sociable height.

www.gozeen.com

By Exokinetics, Inc

Zeen Features Overview:
https://vimeo.com/626802692

Disclaimers

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

Rediscover Joy



Our Story



The Chair that gets up and goes!

The Zeen was born from Hall-of-Fame inventor Garrett Brown's desire to help his aging father.   Garrett watched his father, impaired after an accident, struggle with mobility devices that were cumbersome, slow, and did little to let him stay active. Garrett decided there must be a better option.

Click to watch video

Garrett partnered with fellow inventor Chris Fawcett, assembled his dream team of engineers and fabricators, started Exokinetics and set out to create a radical new category of mobility aid: One that supported users whether they were seated, standing or moving; that let them do more activities for longer; and that was stylish and inspiring.

After over five years of development and several rounds of user tests, the team has launched the Zeen. A first of its kind, the lightweight, folding Zeen uses proprietary lifting and caster technology to help get users up and about and moving with confidence.

Rediscover Joy   Confidential

We believe that Zeen is positioned to revolutionize the mobility market.

Zeen offers freedom, independence and confidence for people suffering from mobility loss

→ Founded by **renowned inventor Garrett Brown**, whose inventions include the Oscar-winning Steadicam, Emmy-winning Skycam, and other transformative and commercially successful products

→ Proprietary technology protected by **issued and pending patents**

→ **Differentiated functionality** that allows users to sit, rise-up and move, while continuously being supported and without requiring motors

→ Investors include Select Medical, a leading provider of post-acute care in the U.S. with over $6B in revenue, and prominent venture capital firm Founders Fund

→ Demand for mobility devices is expected to grow at 7% CAGR from 2021 to 2028. The company believes that Zeen's highly differentiated technology will enable it to achieve significant growth.

→ Users have described the Zeen as *life-changing*, enabling them to do activities that they couldn't with current devices – keeping them active and safe while doing what they enjoy

→ Pre-orders for the Zeen have surpassed our current manufacturing production capabilities.

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Rediscover Joy

Mobility Loss is Growing



According to the CDC, mobility impairment is the most prevalent disability in the U.S., affecting **1 in 7 adults**

"If you're unable to get out, you can't go shopping, you can't go out with your friends to eat dinner or go to the movies, and you become dependent on other people to get you places. So you become a recluse, you stay home, you get depressed. With immobilization comes incontinence, because you can't get to the bathroom, you can develop urinary infections, skin infections. The list goes on."

Dr. Suzanne Salamon
Geriatrics, Harvard Medical School

 17.1 million or 7.1% of the U.S. adult population suffers from significant mobility loss.

 6.8 million Americans use assistive devices for mobility. 1.7 million use wheelchairs or scooters. 5.1 million use other mobility devices (e.g., canes, crutches, walkers)

 Aggregate disposable income of disabled Americans: more than $500B per year

 U.S. wheelchair & device industry is worth ~$1b/y in sales

Causes of Mobility Loss

Disability rates rise with age

Several diseases that impair mobility are:

- → Cardiovascular diseases are associated with an increased likelihood of mobility limitation

- → Arthritis & related diseases hamper ability to stoop, bend, kneel or walk

- → Obesity contributes to difficulty in walking & overall decrease in mobility

- → Other conditions that may impair mobility include Parkinson's, Multiple Sclerosis, Diabetes and a wide range of other neurological and physical conditions

Mobility Disability Prevalence in the U.S. by Age Group



Age 75 and Older	30.9%
Age 65 to 74 years	14.7%
Ages 21 to 64 years	5.0%
All Ages	6.8%

Sources: Centers for Disease Control and Prevention, Joint Center for Housing Studies of Harvard University, National Center for Biotechnology Information

Notes: 1) CVD – Cardiovascular diseases; CVD comprises of CHD, HF, stroke and hypertension

Rediscover Joy



- → 126.9m adults suffer from CVD(1)

- → The prevalence of CVD in adults ≥20 years of age is 49.2% in the U.S.



- → In the U.S., 58.5m adults have arthritis

- → The prevalence of arthritis in adults is 24% in the U.S.



- → Obesity rate in the U.S. is 42.4%

- → More than 72m people are obese; ~one-third of adults



- → Over 1m in the U.S. have Parkinson's

- → 2.8 million people worldwide have MS, with rates growing

Fall Risk Compounds the Problem

Falling is a serious risk that is increased for mobility device users compared with non-users

→ 47,000 Americans are treated every year for falls while using walkers and canes.

→ 25-40% of retirement home residents over 65 fall each year.

→ 35% of those 65 and older using an assistive device reported falling in the last 3 months compared to 6.8% of those not using a device.

Sources: Journal of the American Geriatrics Society; Journal of Safety Research

Rediscover Joy



Our Vision



A mobility device shouldn't diminish your mobility.



A mobility device shouldn't get in your way.



A mobility device doesn't have to look like sad, sterile, medical equipment: in design and function, it can be stylish, delightful, emotional — liberating.

Our Solution

Zeen lets you sit, stand and walk under your own power, safely and elegantly.

Click here to watch video
www.gozeen.com

9

From seated to standing to bar-stool mode



Seated Mode



Zeening Mode



Bar-Stool Mode

Zeen Testimonials



" This is unlike anything that I have experienced that has to do with mobility."

Jeff

55 years old / spinal degeneration

Click here to watch video: https://vimeo.com/572831700

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Zeen Testimonials

For more testimonials, click below

Anne, arthritis:
https://vimeo.com/578258751

Ethel, brain injury:
https://vimeo.com/572345478







Joe

50 years old / multiple sclerosis

https://vimeo.com/577830789

"It's a better way of life for me."

"With the Zeen, you can raise yourself up which is nice. You get to a normal height and talk to people."

Logan

20 years old / marinesco sjogren syndrome

https://vimeo.com/653860442

"If I get this product, that will be so life-changing for me because I could go anywhere, I can, that I could never do before."

Joel

15 years old / spina bifida

"Yall should call it anthem mode - it would let me stand-up at the game."

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

The Zeen Team

www.gozeen.com

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About the founder:
Garrett Brown

Garrett Brown's inventions have transformed how humans interact with objects and their environments by negating the force of gravity.

His Steadicam revolutionized the movie and TV industry, allowing camera operators to walk or run with heavy cameras without vibration or stress, creating a whole new profession: Steadicam Operator. His Skycam, Flycam, Divecam and other inventions transformed broadcast TV, allowing cameras to float over NFL games, the Olympics and other events, capturing never-before-seen action shots. Garrett has been recognized with three Oscars and an Emmy Lifetime Achievement Award, among many other honors. In 2013, he was inducted into the National Inventors Hall of Fame.

Garrett's zeroG arm transformed heavy industry by allowing workers to maneuver tools and other heavy objects as if weightless, reducing injuries and increasing productivity. zeroG is used by companies like Boeing, Ford, John Deere and the U.S. Navy, and received the Wall Street Journal Technology Innovation Award, among other honors. His X-Ar arm, commercialized by Talem Technologies, helps kids battling Muscular Dystrophy and other diseases regain daily arm function.

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The Team



Ryan Meers
Chief Operating Officer

Ryan leads the engineering and operations efforts at Exokinetics with a strong background in product development for early-stage companies. Ryan brings to the team over 18 years of experience designing and engineering innovative medical, consumer and industrial products.



Jane Rosch
Operations

Jane handles administration and operations for Exokinetics, a role she has played for a range of startups and small businesses. An early producer of the TED conference, Jane is now executive producer of EG, an event that gathers makers and doers of extraordinary things.



Petra Rose
Director of Zeen User Testing Labs

Petra Rose, Exokinetics' own Doctor of Physical Therapy developed user trials to ensure prototypes incorporated insights from real-world physical therapy usage of the product. Petra has designed, recruited and run nearly 100 Zeen user tests.



Dillon Jenkins
Production & Quality Control Manager

Dillon Jenkins is responsible for all aspects of manufacturing, inventory and quality control. His goal is to build and lead the Production Team to get high quality Zeens in the hands of our customers, to improve their lives.



Daniel Lefebvre
Lead Technical Sales Engineer

Daniel Lefebvre has been part of the Exokinetics team as Staff Mechanical Engineer since March 2019. He has seen and worked on many iterations of the Zeen, working closely with users to design a product that meets their needs.

The Board



Eric Golden Chairman

An experienced entrepreneur in the field of assistive technology, Eric served as CEO of exoskeletal arm technology pioneer *Equipois* and board member of arm support developer *Talem Technologies*. He is currently Managing Director of Fluential Partners, financial advisor to Exokinetics.



Bob Beitcher Director

Bob is CEO of the *Motion Picture and Television Fund*, a charitable organization of the entertainment industry and a national model for providing healthcare, social services, and retirement living. Previously he served as CEO of *Panavision*, President of *Technicolor Creative Services*, and CEO of *CFI*.



Garrett Brown Co-Founder, CEO & Director

In addition to his accomplishments as an inventor, Garrett has served as a member of the founding team of several ventures based on his inventions, including *SkyCam* (sold to Winnercomm), *Equipois* (sold to Granite State Manufacturing) and *Talem Technologies* (in operation). Garrett focuses intensely on invention, product & business development, and assembling of talented employees and advisors to fuel long-term success



David Chernow Director

David is CEO of *Select Medical*, one of the nation's largest providers of specialized hospital, rehabilitative and outpatient care operating 104 long-term care hospitals, 30 inpatient rehabilitation facilities, 550 Concentra locations with $6.2B of revenue in 2021. Previously, he served as CEO of *Oncure Medical Corp*. and CEO of *JA Worldwide*.



Chris Fawcett Co-Founder, Inventor & Director

Born in Belfast, Ireland, 1958, Chris graduated cum laude from Oxford School of Architecture. He later became one of the leading Steadicam operators on feature films and commercials. This led him to co-invent the Steadiseg, a mobile camera platform based on a Segway adapted for hands free steering, and the Exovest, an exoskeletal support harness for Steadicam.



Robert Ortenzio Director

Robert A. Ortenzio is Co-Founder and Executive Chairman of Select Medical. Mr. Ortenzio also currently serves on the board of Concentra Group Holdings, LLC. He was an Executive Vice President and a director of Horizon/CMS Healthcare Corporation from July 1995 until July 1996. In 1986, Mr. Ortenzio co founded Continental Medical Systems, Inc., and served as its CEO, among other roles.

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Confidential

Investors

Exokinetics has raised over $8 million to fund development and commercialization of the Zeen. Investors include seed investor Founders Fund and lead investor Select Medical.











FOUNDERS FUND

A San Francisco based venture capital firm investing in companies building revolutionary technologies

Select MEDICAL

A leading provider of post-acute care in the U.S. with over $6B in revenue



1 million

Patients on road to recovery every year

1 m

98 %

of former patients recommend SM care

7,500

Clinical therapists nationwide

17 Rediscover Joy

Our Path



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The Zeen's Evolution



Product Development

The Zeen was designed by a team of engineers, inventors and fabricators, testing many iterations of prototypes with people in need. Through this cycle of prototyping, testing and design refinements, the team optimized the design for function, strength and usability.

User Testing

During the Zeen development, the team conducted multiple studies and applied these learnings to the refined production design:

➜ Independent focus study on usability
➜ Long-term user studies with the Zeen (3 weeks +)
➜ Multiple independent safety analysis reviews
➜ Led to dozens of design improvements

Zeen Manufacturing

Zeen manufacturing is underway at our 5,000 sq ft HQ & production facility near Philadelphia, PA. Each Zeen consists of hundreds of parts that are sourced from all over the world and assembled by our team to confirm every unit is built to our high standards.

Our production team has implemented a number of organizational and quality control processes for visibility and planning optimization.

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Confidential

From Invention to Production

Concept development of the Zeen started in 2015

Engineering, testing and refinements of the design took place from 2020 until early 2021.

Design for manufacturing and production tooling was completed in late 2021

Zeen manufacturing production started in February 2022, with first units delivered in March



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Confidential

Zeen Production has Begun:

- We began delivering Zeens at the end of March 2022 and by August 2022 had sold out of the initial run of 100 units
- The team has a customer care program that involves consistent follow-up to make sure customers are getting full benefit from the Zeen



or helping those with diminished muscle capacity stay active

- We offer accessories that allow customers to:
  - operate the Zeen with one-hand
  - easily load into their vehicle
  - travel with the Zeen protected from damage

https://gozeen.com/products/the-zeen







Introducing
Zeen!
Push handle
Contoured backrest
Coasting & Parking brake
Memory foam seat
Armrest with seat release levers
Assisted lift
Lightweight, folding aluminum frame
Footrest for Barstool Mode
Caster lock
zeen
A mobility device designed to bring more joy to life, instead of limiting what you can do.
Unboxing and Setup Guide

zeen
Rediscover the Joy of Movement
zeen
Go Further.
Go Faster.
Stay Longer.

Zeen Patents

Garrett Brown **holds over 100 patents worldwide** and oversees Exokinetics IP. Multiple US and foreign patents on the Zeen® subject matter have issued or are pending:

US Patent #10,842,706 and three issued foreign counterparts cover the original Zeen prototypes. Subsequent pending applications include the inventions behind the 'Lightweight, Folding Zeen' (currently in production), as follows:

'Dual-State Casters' (US, EP and four countries), permit unique forward tracking <u>and</u> rearward/sideways agility—with zero turning radius.

'Lifting Mechanism & Chairs' (PCT with US election, plus Taiwan), covers variations on Exokinetics' proprietary Zeen lifting technology, including the subject matter of a confidential, world-wide, royalty-bearing license to an offshore furniture manufacturer.

'Elevating Walker Chair and Components' (US & PCT Application) covers subsequent inventive elements and improvements over US 10,842,706, as now embodied in production Zeens.

Elevating Walker Chair with Seatbelt (Provisional App.) covers the novel seatbelt technology on the production Zeen.





Go to Market Plan





Market 1: Chronic Diseases

- 16-65 years old
- Aspire to physical activity and outdoors
- Highly motivated to find new solutions that improve quality of life
- Includes: Parkinson's, Multiple Sclerosis, Cerebral Palsy, Muscular Dystrophy

Market 2: Elderly

- 65+ mobility-impaired with active mindset
- Socially active, enjoy outdoor activities but limited due to impairment
- Fear of falling and fatigue limit activities

Market 3: Injury Recovery

- Focus on leg impairment such as knee injury, hip replacement, arthritis
- Can assist in rehabilitation as well as provide mobility
- Promising in clinical environment with further study as well as home

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Marketing Assets are in Place:

Multiple booths and marketing materials
available for tradeshows / events:
→ Physical therapist / Occupational
  therapist specific tradeshows
→ Disabilities focused shows nationwide
→ Disease specific events / society benefits



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zeen

Zeen Awareness:



Events

Social Media/Influencers

MOO POINT
And I'm so excited!

Zeen
Try One — September 23 at Laguna Woods Village, Laguna CA
REDISCOVER THE JOY OF MOVEMENT
zeen
Next-Level Mobility Device
LEARN MORE

Zeen
Try One — September 23 at Laguna Woods Village, Laguna CA
REDISCOVER THE JOY OF MOVEMENT
zeen
Next-Level Mobility Device
LEARN MORE

ABILITIES EXPO DALLAS
BOOTH #338
TRY A ZEEN®
DECEMBER 3 - 5
gozeen.com

Media Coverage

'Revolutionary' new mobility device Zeen is meant to help elderly, people with injuries









REVOLUTIONARY NEW MOBILITY DEVICE 'ZEEN'
FOR THE ELDERLY AND PEOPLE WITH INJURIES, CHRONIC DISEASES
MORNING NEWS
KTLA 5

HYUNDAI
COMING UP...
MORNING NEWS
KTLA 5

Use of Proceeds

Proceeds from the Series B financing will principally be used to build inventory, add to the commercial leadership team and expand sales & marketing

Use of Proceeds for Maximum Funding Target



Use of Proceeds for Minimum Funding Target



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zeen

Future Plans

2022 is focused on the successful commercial launch of the Zeen:

➔ We shipped our first units in March

➔ Our initial focus will be on customers suffering from certain conditions, including MS and Parkinson's Disease, who responded very favorably during testing

➔ We have resources in place to hone our marketing message for this segment and build out sales operations

➔ As we transition from focusing primarily on R&D to delivering product, we will hire a President to lead business operations

➔ We will establish initial distribution channels, with a focus on physical therapy...leveraging our lead investor's expertise, relationships and facilities

➔ We will continue to reduce our COGS, with a goal of under $1600

Beyond this year, we plan to:

➔ Expand Zeen products for pediatric and bariatric patients, among others

➔ Distribute our products internationally

➔ Become the worldwide leader in innovative mobility technology

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

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Join The Zeen Revolution





Meet Logan, a 20 year old girl from Texas, who just took her first steps in 15 years





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THANK YOU

Garrett Brown – CEO, Exokinetics, Inc.

Eric Golden – Chairman, Exokinetics, Inc.

&
Zeen Team!

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EXHIBIT E

Video Transcript

I had a mother who was an English teacher in her 30s, a father and likewise was a chemist for DuPont. And he was a big fan of inventing. His hopes were dashed when I left school to be a singer. I thought I could earn a living writing that drifted to my next favorite thing which was making movies. That quest led to an invention: the ability to run, walk and climb stairs with a camera and have it look like it was on wheels or on a crane.

Fortunately it was wildly desirable in movies. It put me in the habit of being an inventor but every new thing is very challenging to get right.

Literature there's nothing out there nobody to copy. You can't find it on your screens. It's nowhere. It's only within our own experience. Everything kind of comes slowly and you hear through the mist to try to figure it out. I'm big on experiments. I'll use a humble Kleenex if my brain can't wrap around the way something works. Wanna see?

Yeah.

Look at this dancing, what is that? But it showed me something. I think it has to do with lifting you know part of lifting and maybe even something associated with

the Zeen. I was hanging out with my dad at 97 as he was gracefully declining. I was with him for weeks in hospitals and care places in his old folks home, but I watched his pals have immense difficulty getting up from chairs. Certainly, it's a big deal to get up not the, you know, fly to your feet that we did right up until our 60s 70s 80s Something was missing. I looked at his cohort on walkers and wheelchairs. I did not admire either object. A Walker is kind of demeaning in a wheelchair is a one way ticket to not walking without that upright posture and the great effect that it has on your independence and your skeletal and your digestive and your mental health. It's not a great condition. And there's a social aspect to when you're sitting down and just perpetually looking up to people. And we concluded that maybe something could be done about this. And that started a years long process to find that something along the way with a wonderful investment from Select Medical flight this thing should exist. So we undertook based on an inspiration from the dream scene, Baron Von Drains invented in 1816. The first no pedals, bicycle and the Von Drains allowed the young bucks to just scoot along like this. I struck the pedals off a bike and tried it out. It's great. That obviously, that's not a great mobility device for geriatric people. So I'm welded up a a Dr. Walker and it's fabulous with a settlement or wheels, coasting along or sitting at human height for conversations. I made my name lifting 70 pounds of cameras. Can I lift the 300 pound person? it raises and lowers it turns into a subtle when it's up turns into a secret as well. And the chair lifts you up. You can walk perfectly happily and love your weight supported. And how does it compare? To the walker? This is me walking with a walker. This is me walking to the Zeen. The Walker is changing a lot of my walking characteristics. The Zeen keeps everything within two or 3% of a natural good except that I'm not loaded. Here's a perfectly great saddle and two Thigh Pads that come popping up and finish the seat. We looked at every possible variation of wheels. Chris invented a dual state caster, where when you're going forward, it's candidate back seven degrees when you're going backwards, it pumps up in his vertical and the result is fantastic. Unlike four wheel casters, they're not out of control. They just steer like four wheel steering around corners. But this allows you to really work in a small space. You can spin around you can work in the kitchen, you can go all over the place. You're autonomous and I love that. So we finished it off, five days ago shipped it here, but here it is.

We were able to raise some money for this really great for us and others allowed us to work our way through all these variations. Weighed 70 pounds wouldn't fall. We had to just shut that down and start over again. The goal is to make it light and foldable. The number one best thing about working with this fantastic team. Brian and Dan and Steven are some of the best that I've ever worked with. And it has taken the best efforts for all of us to get COVID was not terrible for us because it slowed everything down. And we were all still at work and able to really good stuff right? It's a chair that gets up and goes and it will keep you much safer than other devices, I'm really excited to see where this thing goes.

I haven't walked in 15 years. This is my first time actually walking. It's been 15 years actually. And I'm so excited. And if I get this product that would be so life changing for me because I could go anywhere. I could never do before and trust me my heart.

It's so emotional. And so for us too, you know? That's what we had in mind when we did it. It was exactly that and I'm so so happy to hear you say that.

I've never been able to give someone a real hug before.

This is a better way of life for me. Why? It just makes living much easier. Everything's less cumbersome to move to brace yourself to do all the different things that you should do naturally. that are struggle for people with diseases, I had a good experience with the Zeen. When I went I used this for every phase like I was pushed in a wheelchair, okay, I glided, I went inclines, declines. I was walking on the grass with the Zeen. It was great. things I haven't done in years that I did with this. When you want to talk before I always have to look up to talk to people when they were standing around you know we're having a get together. With the Zeen you can raise yourself up which is nice. You're at a normal height and talk to people like you're sitting there at a barstool. Of course I had a beer too.

Ordinary objects like walkers can surprise you. Users sometimes fall from loss of balance, from so called knee buckles, from tripping from just leaning too far, and even chairs can throw. Don't try this at home. These are stunt players. Anyway, nothing against walkers, just a bit hard to hang on to. So every year, unfortunately 10s of 1000s of Walker owners end up in the ER from falls. The Zeen, on the other hand, controls the board by design. The combo of subtle, super easy seatbelt keeps the center of you in the center of it. It's revolutionary design as a comfortable chair that does the lifting right up to barstool height and becomes a faster, safer way to get around. And even if you fall for a Zeen, you'll be safer from falls.